FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

   Yes                      No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

31 May 2023

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 9 May 2023.

UK Venues

Date of purchase:	31 May 2023
Number of ordinary shares of US$0.50 each purchased:	2,521,640
Highest price paid per share:	£5.9730
Lowest price paid per share:	£5.9070
Volume weighted average price paid per share:	£5.9410

All repurchases on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	31 May 2023
Number of ordinary shares of US$0.50 each purchased:	2,501,200
Highest price paid per share:	HK$58.1500
Lowest price paid per share:	HK$57.2000
Volume weighted average price paid per share:	HK$57.5264

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Following the cancellation of the shares repurchased on the UK Venues, the Company will have 20,267,926,454 ordinary shares in issue, including 325,273,407 ordinary shares of US$0.50 each which are held in treasury. Therefore, the total voting rights in the Company will be 19,942,653,047. Cancellation of the shares repurchased on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Morgan Stanley on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/2340B_1-2023-5-31.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Jenna Brake

Corporate Governance & Secretariat

+44 (0) 207 991 7353

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 31 May 2023